Exhibit (a)(2)

Westin Hotels Limited Partnership Responds to Tender Offer

     White Plains, NY, July 18, 2003 – On July 7, 2003, Westin Hotels Limited Partnership (“WHLP”) received an unsolicited tender offer from Windy City Investments, LLC (“Windy City”), Madison Windy City Investments, LLC, Madison Investment Partners 20, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon to purchase up to 20,340 limited partnership units of WHLP at a purchase price of $525 per unit, reduced by (i) the $50 transfer fee charged by WHLP for each transfer and (ii) the amount of any cash distributions made or declared on or after July 7, 2003, with interest at the rate of 3% per annum from the expiration date of the tender offer to the date of payment.

     The Board of Directors of Westin Realty Corp. (the “General Partner”), the general partner of WHLP, evaluated the terms of the offer and determined that it is making no recommendation as to whether limited partners should accept or reject the offer and is remaining neutral with respect to the offer. The General Partner recommended that the Limited Partners consider the following in making their own decision about whether to accept or reject the offer:

(i)	The General Partner has actively reviewed opportunities to sell or refinance The Westin Michigan Avenue in Chicago, Illinois (the “Michigan Avenue”), the Partnership’s primary asset, since 2001. Due to current market conditions in the hotel real estate market, the General Partner does not believe that it will be able to sell the Michigan Avenue at an acceptable price in the near future. While the General Partner has commenced the process of refinancing the indebtedness of WHLP, at this time and subject to today's dynamic lending environment, the General Partner is not optimistic that it will be able to find a lender willing to provide financing to the Partnership upon terms set forth in the preliminary proxy statement it filed with the Securities and Exchange Commission in May 2003.

(ii)	The presentation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the effect that, as of the date of such opinion, the consideration to be received in connection with the offer price made by Windy City was fair to a limited partners from a financial point of view. However, the opinion addresses only the fairness from a financial point of view of the consideration to be received by a limited partner in the offer and does not constitute a recommendation to any limited partner as to whether to tender units in the offer.

(iii)	The General Partner believes that the hotel real estate market is currently at a relative low point in the cycle and expects that the market will improve over the next few years, although the timing and extent of any such recovery is uncertain.

(iv)	There can be no assurance that a better offer for the purchase of units will not be available now or in the future. Additionally, the General Partner can provide no assurance that the per unit cash consideration that may be received by the limited partners, including any potential cash distribution made in connection with any sale or refinancing transaction, will not differ significantly from the offer price.

(v)	Windy City is making the offer for investment purposes based on its expectation that there may be underlying value in the partnership’s property, and believes the offer price represents a 2% discount to Windy City’s estimated value of the units. Limited partners who tender their units will surrender their right to participate in any future benefits from ownership of the units.

(vi)	There is no public market for the units and it is not anticipated that a public market for the units will develop.

(vii)	Windy City has not engaged a depositary for the offer. As a result, there is no independent third party holding funds of Windy City for payment of the offer price that can verify independently that such funds are available for payment.

(viii)	The offer to purchase includes statements regarding the net worth of Windy City and the co-bidders and specifies that adequate liquid assets are available to fund payment to tendering limited partners. More detailed financial information relating to Windy City and the co-bidders is not publicly available. Consequently, these statements regarding the ability of Windy City and the co-bidders to fund the offer are not verifiable by the limited partners.

     More detailed information regarding the General Partner’s position with respect to the tender offer is contained in WHLP’s Solicitation/Recommendation Statement on Schedule 14D-9 which was filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2003 and is available on the SEC’s website at www.sec.gov.

     For further information please contact Phoenix American Financial Services, Inc., WHLP’s investor relations manager, at 1-800-323-5888.

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